Exhibit 99.4

This announcement is neither an offer to purchase nor a solicitation of an offer to sett Shares. The Offer is being made solely by the Prospectus dated June 15, 2007 and the related Letter of Election and Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of QIAGEN by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

3.545 Ordinary Shares of QIAGEN N.V. and Cash in Lieu of Any Fractional Share

or

$61.25 in Cash

for

Each Outstanding Share of Common Stock

of

Digene Corporation

QIAGEN N.V., a company organized under the laws of The Netherlands (“QIAGEN”), and QIAGEN North American Holdings, Inc. (“QNAH”), a California corporation and wholly owned subsidiary of QIAGEN, are offering to exchange each outstanding share of common stock, par value $0.01 per share (the “Shares”), of Digene Corporation, a Delaware corporation (“Digene”), for (i) 3.545 ordinary shares of QIAGEN and cash in lieu of any fractional share, or (ii) $61.25 in cash, without interest, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 3, 2007, by and among QIAGEN, QNAH, QIAGEN Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of QNAH (“Merger Sub”), and Digene (the “Merger Agreement”), the prospectus dated June 15, 2007 (the “Prospectus”), and the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The aggregate amount of each of the cash consideration and stock consideration that Digene stockholders may receive in connection with the Offer is subject to proration because not more than 55% of the Shares tendered in the Offer can be exchanged for cash, and not more than 45% of the Shares tendered in the Offer can be exchanged for QIAGEN ordinary shares.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK TIME, ON FRIDAY, JULY 20, 2007, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) of the Offer that number of shares which constitutes at least 50.1% of the fully diluted Shares (as though all options exercisable for Shares had been converted, exercised or exchanged), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer, and (iii) receipt of the approval by a majority vote of QIAGEN shareholders at a meeting to be held under the Dutch Civil Code. The Offer is also subject to other conditions. See “The Offer—Conditions to the Offer” in the Prospectus.

The Offer is the first step in QIAGEN’s acquisition of Digene and is intended to facilitate the acquisition of all outstanding Shares. After completion of the Offer, QIAGEN will cause Digene to complete a merger with and into Merger Sub (the “Merger”). The purpose of the Merger is to acquire all outstanding Shares not exchanged in the Offer. In the Merger, each outstanding Share, excluding Shares owned by QIAGEN or any subsidiary of QIAGEN, or Shares held in treasury by Digene, that was not exchanged in the Offer will be converted into the right to receive 3.545 ordinary shares of QIAGEN and cash in lieu of any fractional share, or $61.25 in cash, subject to the same election and proration procedures applicable to Digene shares tendered in the Offer. Appraisal rights will be available in the Merger, to the extent applicable under Delaware law. If, following the Offer and, if necessary, the exercise of an option granted by Digene to QIAGEN to purchase Shares, QIAGEN owns at least 90% of Digene’s Shares on a fully diluted basis, QIAGEN would then cause Digene to merge with and into Merger Sub in a so-called “short-form” merger under Delaware law. A short-form merger would not require the approval of Digene’s board of directors or the stockholders of Digene other than QIAGEN.

For purposes of the Offer, QIAGEN and QNAH will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when QIAGEN gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of QIAGEN’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares so accepted for payment pursuant to the Offer will be made by deposit of the aggregate consideration therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from QIAGEN and transmitting such payment to stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the section of the Prospectus captioned “The Offer—Procedure for Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message (as defined in the section of the Prospectus captioned “The Offer—Procedure for Tendering Shares”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 11:59 P.M., New York time, on Friday, July 20, 2007, unless and until QIAGEN, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by QIAGEN, shall expire.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, QIAGEN expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the failure to satisfy any of the conditions specified in the section of the Prospectus captioned “The Offer—Conditions of The Offer,” and thereby delay acceptance for payment of, or payment for, any Shares, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by a public announcement thereof, such announcement to be made no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Except as otherwise provided in the section of the Prospectus captioned “The Offer—Withdrawal Rights,” tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the expiration of the Offer by following the procedures described under “The Offer—Withdrawal Rights”. In addition, if tendered Shares for exchange are not accepted by Tuesday, August 14, 2007, the tendered shares may be withdrawn at any time thereafter. In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Prospectus. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the tendering stockholder must also submit the serial numbers shown on such Share Certificates to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an eligible institution (as defined in the section of the Prospectus captioned “The Offer—Procedure for Tendering Shares”), unless such Shares have been tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, as set forth in the section of the Prospectus captioned “The Offer—Procedure for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with the procedures of DTC. Withdrawals may not be revoked and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in the section of the Prospectus captioned “The Offer—Procedure for Tendering Shares.” All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by QIAGEN, in its sole discretion, whose determination will be final and binding.

If the conditions to the Offer are satisfied, but more than 80% and less than 90% of the fully diluted Shares have been tendered, QIAGEN may elect to provide a subsequent offering period of up to ten business days after the acceptance of Shares in the initial Offer, subject to the requirements of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If QIAGEN is entitled to and elects to provide a subsequent offering period, you will not have the right to withdraw any Shares that you tender during the subsequent offering period. QIAGEN will be required to accept for payment or exchange, and to deliver QIAGEN ordinary shares, cash or a combination of shares and cash in exchange for, Shares that are validly tendered, promptly after they are tendered during any subsequent offering period. If QIAGEN is entitled to and elects to provide a subsequent offering period, QIAGEN will be required to make a public announcement to that effect no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date.

The information required to be disclosed by Rule 14d-6(d)(l) of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

Digene has provided QIAGEN with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Prospectus and the related Letter of Transmittal and, if required, other relevant material will be mailed to record holders of Shares whose names appear on Digene’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Digene’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer and the Merger are intended to be treated as component parts of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a condition to the completion of the Offer and the Merger that QIAGEN and Digene receive legal opinions from their respective tax counsel to the effect that the Offer and the Merger together will constitute a reorganization. It is further a condition of the obligation of Digene to consummate the Merger that Digene receive a tax opinion from its tax counsel that the transfer of Shares to QIAGEN will not result in gain recognition to the Digene stockholders pursuant to Section 367(a)(l) of the Code.

If, consistent with such opinions, the Offer and the Merger constitute part of an integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code, a Digene stockholder (i) will, if such Digene stockholder receives solely ordinary shares of QIAGEN, not recognize any gain or loss in the Offer and/or the Merger, except for gain or loss attributable to cash received in lieu of a fractional share of QIAGEN; (ii) will, if such Digene stockholder receives cash and ordinary shares of QIAGEN, recognize gain (but not loss) in the Offer and/or the Merger in an amount equal to the lesser of (1) the excess (if any) of (A) the amount of cash and the fair market value of ordinary shares of QIAGEN received over (B) the Digene stockholder’s adjusted tax basis in the Shares surrendered; and (2) the amount of cash received; and (iii) will, if such Digene stockholder receives solely cash, recognize gain or loss in the Offer and/or the Merger in an amount equal to the difference between the amount of cash received and the Digene stockholder’s adjusted tax basis in the Shares surrendered.

The Prospectus and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the purchase of Shares by QIAGEN pursuant to the Offer. Stockholders who hold their Shares through a bank or a broker should check with such institution as to whether it charges any service fees. QIAGEN will pay the expenses of the Depositary and Innisfree M&A Incorporated, who is acting as the information agent (the “Information Agent”), in connection with the Offer.

Questions and requests for assistance or for additional copies of the Prospectus, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at QIAGEN’s expense. No fees or commissions will be paid to brokers, dealers or any other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders call Toll-Free: (877) 750-9499

Banks and Brokerage Firms, Call Collect: (212) 750-5833

June 15, 2007